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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
______________________

CELADON GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.033 PER SHARE
(Title of Class
of Securities)

150838-10-0
(CUSIP Number)
______________________


Copies of Communications to:
Arnold S. Jacobs, Esq.
Proskauer Rose Goetz & Mendelsohn LLP
1585 Broadway
New York, New York 10036
(212) 969-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the
statement [   ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other
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parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Stephen Russell

2.  Check the Appropriate Box if a Member of a Group*  (a) [   ]

                                                       (b) [ X ]

3.  SEC Use Only


4.  Source of Funds*

    PF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)             [   ]


6.  Citizenship or Place of Organization

    United States

Number         7.  Sole Voting Power
of
Shares             998,315 (includes 40,001 shares that
                   Mr. Russell has a right to acquire through the exercise of stock options)

Beneficially
Owned by Each  8.  Shared Voting Power
Reporting
Person With        0

               9.   Sole Dispositive Power

                    998,315 (includes 40,001 shares of stock that Mr. Russell has a right to acquire through the exercise of stock options)

               10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     998,315 (includes 40,001 shares that Mr. Russell has a right to acquire through the exercise of stock options)

12.  Check Box if the Aggregate Amount in Row (11)      [   ]
     Excludes Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

     13.1% (based on Common Stock outstanding at September 17,
     1996)

14.  Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

     This Statement on Schedule 13D amends Item 5 of the
Statement on Schedule 13D filed on behalf of Stephen Russell, and, as so amended, such item shall read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Mr. Russell beneficially owns 998,315 shares of Common
Stock, including 40,001 shares that Mr. Russell has a right to acquire through the exercise of stock options, which represents
13.1% of the shares outstanding at September 17, 1996.

     (b) Excluding the effect of the stockholders agreement described in item 6, Mr. Russell has the sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition of, 998,315 shares of Common Stock, including 40,001 shares that Mr. Russell has a right to acquire through the exercise of stock options.

     (c) Mr. Russell has not effected any transactions with respect to the Common Stock during the past 60 days.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1996


                                   /s/ Stephen Russell